UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CALIDI BIOTHERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

320703101
(CUSIP Number)

 Scott Leftwich

4475 Executive Drive, Suite 200

San Diego, California 92121

(858)794-9600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 12, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320703101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).	Scott Leftwich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A

6.	Citizenship or Place of Organization	United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power	1,476,902(1)

	8.	Shared Voting Power	1,917,643(2)

	9.	Sole Dispositive Power	1,476,902(1)

	10.	Shared Dispositive Power	1,917,643(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,394,545(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	9.2%(3)

14.	Type of Reporting Person (See Instructions)	IN

(1) Includes (i) 460,945 shares of Common Stock, par value $0.0001 (the “Common Stock”), (ii) stock options exercisable within 60 days for 515,957 shares of Common Stock, and (iii) 500,000 shares of Common Stock issuable upon exercise of warrants within 60 days.

(2) Includes (i) 1,760,563 shares of Common Stock held by SECBL, LLC, of which Mr. Leftwich is the managing member, and (ii) 157,080 shares of Common Stock held by WEBCL, LLC, of which Mr. Leftwich is one of the managing members.

(3) The calculation of this percentage is based on 36,922,480 shares of Common Stock outstanding, which is the sum of (i) 35,906,523 shares of Common Stock outstanding of the Issuer as of September 12, 2023, (ii) 500,000 shares of Common Stock issuable upon the exercise of warrants, and (iii) stock options exercisable within 60 days for 515,957 shares of Common Stock

CUSIP No. 320703101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).	SECBL, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A

6.	Citizenship or Place of Organization	Tennessee

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power	0

	8.	Shared Voting Power	1,760,563

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	1,760,563

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,760,563

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	4.9%(1)

14.	Type of Reporting Person (See Instructions)	CO

(1)	The calculation of this percentage is based on 35,906,523 shares of Common Stock, par value $0.0001, outstanding of the Issuer as of September 12, 2023.

CUSIP No. 320703101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).	WECBL, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A

6.	Citizenship or Place of Organization	Tennessee

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power	0

	8.	Shared Voting Power	157,080

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	157,080

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	157,080

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	*(1)

14.	Type of Reporting Person (See Instructions)	CO

(1)	The calculation of this percentage is based on 35,906,523 shares of Common Stock, par value $0.0001, outstanding of the Issuer as of September 12, 2023.

*	Represents less than 1%

CUSIP No. 320703101

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the beneficial ownership of shares of common stock, par value $0.0001 per share (the “Common Stock”) of Calidi Biotherapeutics, Inc. (f/k/a First Light Acquisition Group, Inc.), a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 4475 Executive Drive, Suite 200, San Diego, California, 92121 and its phone number is (858) 794-9600.

Item 2. Identity and Background

The person and entities filing this Schedule 13D are Scott Leftwich, an individual, SECBL, LLC, a Tennessee limited liability company (“SECBL”), and WEBCL, LLC, a Tennessee limited liability company (“WECBL” and together with Mr. Scott Leftwich and SECBL, the “Reporting Persons”):

1. Scott Leftwich

(a) Scott Leftwich, an individual.

(b) Mr. Leftwich’s business address is 4475 Executive Drive, Suite 200, San Diego, California, 92121.

(c) Mr. Leftwich present principal occupation is managing member of SECBL, and also serves as a director of the Issuer.

(d) During the last five years, Mr. Leftwich has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Leftwich has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Leftwich is a citizen of the United States.

2. SECBL

(a) SECBL is a limited liability company formed in Tennessee engaged in the business of investment management.

(b) SECBL’s principal office is located at 9507 Ashford Place, Brentwood, Tennessee, 37027.

(c) During the last five years, SECBL has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d) During the last five years, SECBL has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

3. WECBL

(a) WECBL is a limited liability company formed in Tennessee engaged in the business of investment management.

(b) WECBL’s principal office is located at 9507 Ashford Place, Brentwood, Tennessee, 37027.

(c) During the last five years, WECBL has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d) During the last five years, WECBL has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On September 12, 2023, the Issuer’s predecessor, First Light Acquisition Group, Inc., a Delaware corporation (“FLAG”) consummated a series of transactions that resulted in the merger of FLAG Merger Sub Inc., a Nevada corporation, a wholly-owned subsidiary of FLAG (“Merger Sub”) and Calidi Biotherapeutics, Inc., a Nevada corporation (“Calidi”) pursuant to the Agreement and Plan of Merger (as the same has been or may be amended, modified, supplemented or waived from time to time, the “Merger Agreement”) dated as of January 9, 2023 by and among FLAG, Calidi, First Light Acquisition Group, LLC, in the capacity as representative for the stockholders of FLAG (the “Sponsor” or the “Purchaser Representative”) and Allan Camaisa, in the capacity as representative of the stockholders of Calidi (“Seller Representative”). On August 22, 2023, FLAG held a special meeting of stockholders, which was adjourned to and reconvened on August 24, 2023, and further adjourned to and reconvened on August 28, 2023, at which meeting the FLAG stockholders considered and adopted, among other matters, a proposal to approve the business combination. Pursuant to the terms of the Merger Agreement, the business combination was effected through the merger of Merger Sub with and into Calidi, with Calidi surviving such merger as a wholly-owned subsidiary of FLAG (the “Merger,” and the transactions contemplated by the Merger Agreement, the “Business Combination”). Upon the consummation of the Business Combination (the “Closing”), FLAG was renamed “Calidi Biotherapeutics, Inc.”

As a result of the business combination, all outstanding stock of Calidi were cancelled in exchange for the right to receive newly issued shares of the Issuer’s Common Stock, and all outstanding options to purchase Calidi stock were exchanged for options exercisable for the Issuer’s Common Stock.

In connection with the Business Combination, in order to incentivize investors, the sponsors of FLAG agreed to transfer to investors, pay expenses or otherwise reduce costs incurred in connection with the Business Combination, or in connection with other pre-Closing operating costs of FLAG up to 100% of its FLAG Private Placement Warrants. Pursuant to certain share and warrant transfer agreements, the sponsors agreed to transfer an aggregate amount of 638,930 shares and 1,912,154 FLAG Private Placement Warrants to certain third parties upon the consummation of the Merger Agreement. Upon the consummation of the Business Combination, the sponsors of FLAG transferred to Mr. Leftwich 500,000 FLAG Private Placement Warrants at a price per Warrant of $1.50, as an incentive to defer certain debts owed by Calidi.

The total consideration received by Calidi security holders at the Closing includes newly issued shares of the Issuer’s Common Stock and securities convertible or exchangeable for newly issued shares of the Issuer’s Common Stock with an aggregate value equal $250,000,000, plus an adjustment of $23,756,000 pursuant to the net debt adjustment provisions of the Merger Agreement by reason of the Series B Financing (the “Merger Consideration”), with each Calidi security holder receiving for each share of Calidi common stock held (after giving effect to the exchange or conversion of all outstanding SAFEs, contingently convertible notes and Calidi preferred stock for shares of Calidi common stock and treating all vested in-the-money Calidi convertible securities (including, on a net exercise basis, all outstanding Calidi warrants and vested qualified Calidi stock options but excluding all vested non-qualified stock options) as if such securities had been exercised as of immediately prior to the Merger, but excluding all unvested Calidi stock options and any treasury stock) a number of shares of Common Stock equal to a conversion ratio of approximately 0.41. As a result, at the Closing, the Calidi security holders received an aggregate of 27,375,600 shares of the Issuer’s Common Stock as Merger Consideration, representing approximately 76% of the outstanding shares of the Issuer’s Common Stock.

As an additional consideration, each Calidi security holder is entitled to earn, on a pro rata basis, up to 18,000,000 Escalation Shares. During the Escalation Period, Calidi security holders may be entitled to receive up to 18,000,000 Escalation Shares with incremental releases of 4,500,000 shares upon the achievement of each share price hurdle if the trading price of New Calidi Common Stock is $12.00, $14.00, $16.00 and $18.00, respectively, for a period of any 20 days within any 30-consecutive-day trading period. The Escalation Shares will be placed in escrow and will be outstanding from and after the Closing, subject to cancellation if the applicable price targets are not achieved. While in escrow, the shares will be non-voting.

Following the Closing, the Reporting Persons, as Calidi security holders, acquired 3,394,545 shares of Common Stock of the Issuer disclosed herein, which consists of (i) 460,945 shares of Common Stock directly held by Scott Leftwich, (ii) stock options assumed by the Issuer exercisable within 60 days for 515,957 shares of Common Stock directly held by Scott Leftwich, (iii) 500,000 shares of Common Stock issuable upon exercise of warrants directly held by Scott Leftwich, which are exercisable within 60 days, (iv) 1,760,563 shares of Common Stock directly held by SECBL, and (v) 157,080 shares of Common Stock held by WEBCL, LLC. Scott Leftiwch is the managing member of SECBL and WEBCL and may be deemed to have beneficial ownership of the common stock held by SECBL and WEBCL reported hereunder.

The foregoing description of Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, filed as Exhibits 2.1, 2.2 and 2.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 19, 2023.

Item 4. Purpose of the Transaction

The shares of the Issuer’s Common Stock acquired by the Reporting Persons and reported in this Schedule 13D were acquired upon the consummation of Business Combination as described in Item 3 above. Upon the Closing, each share of Calidi common stock outstanding as of the time of the merger converted into the right to receive approximately 0.41 share of the Issuer’s Common Stock..

In addition and in connection with the Business Combination, (i) Allan Camaisa, Heehyoung Lee, Scott Leftwich, George Ng, James Schoeneck, Alfonso Zulueta and Thomas Vecchiolla were appointed to the Issuer’s Board of Directors to serve staggered terms on the Issuer’s Board upon the consummation of the Business Combination until the first, second and third annual meetings of stockholders, (ii) the Issuer changed its name from First Light Acquisition Group, Inc. to Calidi Biotherapeutics, Inc. (the “Name Change”), and (iii) the Issuer amended and restated its certificate of incorporation to remove certain provisions related to the Issuer’s previous status and obligations as a blank check company, to modify and change certain provisions such as requiring the affirmative vote of at least 66 2/3% of all the voting power of outstanding Common Stock to adopt, amend or repeal the Issuer’s Bylaws and provisions in the Issuer’s certificate of incorporation related to preferred stock, the board of directors, stockholders, limitation on liability and indemnification of directors and officers, forum selection and amendments, the Name Change, and to change the authorized shares of all classes of capital stock to 331,000,000 shares, consisting of 312,000,000 shares of Voting Common Stock, 18,000,000 shares of Non-Voting Common Stock and 1,000,000 shares of preferred stock.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed below, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

SECBL beneficially owns an aggregate of 1,760,563 shares of Common Stock, and WECBL owns an aggregate of 157,080 shares of Common Stock. Mr. Leftwich, by virtue of his control of SECBL and WECBL, is deemed to beneficially own 3,394,545 shares of Common Stock, of which (i) 1,760,563 shares of Common Stock are directly beneficially owned by SECBL, (ii) 157,080 shares of Common Stock are directly beneficially owned by WECBL, (iii) 460,945 shares of Common Stock, (iv) stock options exercisable within 60 days for 515,957 shares of Common Stock, and (v) 500,000 shares of Common Stock issuable upon exercise of warrants within 60 days directly held by Mr. Leftwich. Mr. Leftwich’s beneficial ownership of 3,394,545 shares of Common Stock represents approximately 9.2% of such outstanding class of the Issuer’s securities.

Such percentage calculation is based on 36,922,480 shares of Common Stock outstanding, which is the sum of (i) 35,906,523 shares of Common Stock outstanding of the Issuer as of September 12, 2023, (ii) 500,000 shares of Common Stock issuable upon the exercise of warrants within 60 days, and (iii) stock options exercisable within 60 days for 515,957 shares of Common Stock.

(b)	The following table sets forth the number of Shares as to which each respective Reporting Person has (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Persons	Sole Voting Power	Shared Voting Power*	Sole Dispositive Power	Shared Dispositive Power*
Scott Leftwich	1,476,902	1,917,643	1,476,902	1,917,643
SECBL, LLC	0	1,760,563	0	1,760,563
WECBL, LLC	0	157,080	0	157,080

*	Mr. Scott Leftwich is the managing member of SECBL and a managing member of WECBL. As such, Mr. Leftwich is deemed to be the beneficial owner of all of the outstanding Shares held by SECBL and WECBL.

(c)	The information contained in Items 3 and 4 are hereby incorporated herein by reference in entirety.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 above is incorporated herein by reference. Apart from those, there does not exist (i) any contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, or (ii) any such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Item 7. Materials to be Filed as Exhibits

Exhibit A –	Form 8-K(1)
Exhibit B –	Agreement and Plan of Merger, as amended(2)
Exhibit 24.1 –	Limited Power of Attorney granted by Scott Leftwich in favor of Allan Camaisa, Tony Kalajian, Wendy Pizarro and Michael Cava, dated September 22, 2023*
Exhibit 99.1 –	Joint Filing Agreement*

*	Filed herewith
(1)	Incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on September 19, 2023.
(2)	Incorporated by reference to Exhibits 2.1, 2.2 and 2.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 19, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2023

Scott Leftwich

/s/ Wendy Pizarro
Wendy Pizarro, Attorney-in-fact for Scott Leftwich

SECBL, LLC, a Tennessee limited liability company

/s/ Wendy Pizarro
Wendy Pizarro, Attorney-in-fact for Scott Leftwich, managing member of SECBL, LLC

WECBL, LLC, a Tennessee limited liability company

/s/ Wendy Pizarro
Wendy Pizarro, Attorney-in-fact for Scott Leftwich, managing member of WECBL, LLC

Attention - Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).